FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number: 001-36686

Forward Pharma A/S

Østergade 24A, 1

1100 Copenhagen K, Denmark

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Included in this Report of Foreign Private Issuer on Form 6-K is information regarding Forward Pharma A/S’s financial results for the fiscal quarter ended March 31, 2016.  All references in this report to Forward Pharma A/S, the “Company” or the “Parent” refer to Forward Pharma A/S and all references in this report to “Group” refer to Forward Pharma A/S and its wholly owned subsidiaries. All references in this report to “we”, “us”, “our”, “Forward Pharma” or similar terms refer to Forward Pharma A/S or Forward Pharma A/S and its wholly owned subsidiaries, as required by the context.

Cautionary Statement Regarding Forward-Looking Statements

This Report contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this Report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “may,” “should,” “plan,” “intend,” “estimate,” “will,” “would,” and “potential,” among others.  Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to: our belief that we could shorten the time to market for our product, our belief on how long our cash will last, and our expectations on the rate of our spending and on sources and types of potential future funding, our belief on the extent of our foreign exchange rate risk, our belief that we will not be required to repay a government grant, and our belief that we would be entitled to damages and/or compensation for unjust enrichment if a German court finds in our favor. Forward-looking statements speak only as of the date they are made, and except as required by law, we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

You should read our Annual Report on form 20-F filed with the Securities and Exchange Commission on April 12, 2016 that includes our audited consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, risk factors as well as other important information about the Company.

Item 1. Unaudited Interim Condensed Consolidated Financial Statements and Notes thereto

Interim Condensed Consolidated Statement of Financial Position

as of March 31, 2016, Unaudited, and December 31, 2015

Assets

	Notes	March 31, 2016 (Unaudited)	December 31, 2015
		USD `000	USD `000
Equipment		356	352
Available-for-sale financial assets	4.1	84,736	82,746
Other non-current assets		5	5
Total non-current assets		85,097	83,103
Prepaid expenses	3.1	1,707	5,048
Income tax receivable		164	158
Other receivables	3.2	3,831	689
Available-for-sale financial assets	4.1	42,176	41,637
Cash and cash equivalents	4.1	43,888	52,269
Total current assets		91,766	99,801
Total assets		176,863	182,904

Equity and Liabilities

	Notes	March 31, 2016 (Unaudited)	December 31, 2015
		USD `000	USD `000
Share capital		796	796
Share premium		339,845	339,845
Other components of equity:
Foreign currency translation reserve		(25,616)	(32,875)
Fair value adjustment available-for-sale financial assets		340	102
Accumulated deficit		(144,455)	(131,175)
Equity attributable to shareholders of the Parent		170,910	176,693
Total equity		170,910	176,693
Trade payables and accrued liabilities	3.3	5,953	6,211
Current liabilities		5,953	6,211
Total liabilities		5,953	6,211
Total equity and liabilities		176,863	182,904

See accompanying notes to these interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Profit or Loss

for the three month periods ended March 31, 2016 and 2015

amounts in thousands except per share amounts

		Three Month Period Ended March 31,
	Notes	2016	2015
		USD	USD

Research and development costs		(9,682)	(4,320)
General and administrative costs		(2,958)	(4,069)
Operating loss		(12,640)	(8,389)
Foreign exchange rate (loss) gain	2.2	(4,291)	14,310
Interest income		102	108
Other finance costs		(22)	(3)
Net (loss) income for the period		(16,851)	6,026

Net (loss) income for the period attributable to:
Equity holders of the Parent		(16,851)	6,026
Net (loss) income per share basic	2.1	(0.36)	0.13

Net (loss) income per share diluted	2.1	(0.36)	0.12

See accompanying notes to these interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Other Comprehensive Income (Loss)

for the three month periods ended March 31, 2016 and 2015

		Three Month Period Ended March 31,
	Notes	2016	2015
		USD `000	USD `000

Net (loss) income for the period		(16,851)	6,026
Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Change in fair value of available-for-sale financial assets	4.1	238	643
Exchange differences on translation of foreign operations	2.2	7,259	(26,432)
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods		7,497	(25,789)
Other comprehensive income (loss)		7,497	(25,789)
Total comprehensive loss		(9,354)	(19,763)
Attributable to:
Equity holders of the Parent		(9,354)	(19,763)

See accompanying notes to these interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Changes in Shareholders’ Equity

for the three month periods ended March 31, 2016 and 2015

	Share capital	Share premium	Foreign currency translation reserve	Fair value adjustment available- for- sale financial assets	Accumulated deficit	Total equity
	USD `000	USD `000	USD `000	USD `000	USD `000	USD `000

At January 1, 2015	791	339,695	(10,142)	(238)	(107,712)	222,394
Net income for the period	—	—	—	—	6,026	6,026
Other comprehensive income (loss)	—	—	(26,432)	643	—	(25,789)
Total comprehensive income (loss)	—	—	(26,432)	643	6,026	(19,763)
Share-based payment costs	—	—	—	—	2,169	2,169
Transactions with owners	—	—	—	—	2,169	2,169
At March 31, 2015	791	339,695	(36,574)	405	(99,517)	204,800

	Share capital	Share premium	Foreign currency translation reserve	Fair value adjustment available- for- sale financial assets	Accumulated deficit	Total equity
	USD `000	USD `000	USD `000	USD `000	USD `000	USD `000

At January 1, 2016	796	339,845	(32,875)	102	(131,175)	176,693
Net loss for the period	—	—	—	—	(16,851)	(16,851)
Other comprehensive income	—	—	7,259	238	—	7,497
Total comprehensive income (loss)	—	—	7,259	238	(16,851)	(9,354)
Share-based payment costs	—	—	—	—	3,571	3,571
Transactions with owners	—	—	—	—	3,571	3,571
At March 31, 2016	796	339,845	(25,616)	340	(144,455)	170,910

See accompanying notes to these interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Cash Flows

for the three month periods ended March 31, 2016 and 2015

		Three Month Period Ended March 31,
	Notes	2016	2015
		USD `000	USD `000
Net (loss) income		(16,851)	6,026
Adjustments to reconcile (loss) income to net cash flow:
Other finance adjustments including foreign exchange rate gains and losses	2.2	4,189	(14,502)
Share-based payment costs		3,571	2,169
Depreciation expense		41	1
Cash inflow for interest		92	192
Decrease (increase) in prepayments and other receivables		468	(219)
(Decrease) increase in trade payables and accrued liabilities		(390)	1,252
Net cash flows used in operating activities		(8,880)	(5,081)
Investing activities
Purchase of equipment		(29)	(126)
Net cash flows used in investing activities		(29)	(126)
Net decrease in cash and cash equivalents		(8,909)	(5,207)
Net foreign exchange differences		528	(1,776)
Cash and cash equivalents at January 1		52,269	45,349
Cash and cash equivalents at March 31		43,888	38,366

See accompanying notes to these interim condensed consolidated financial statements

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Corporate information

Forward Pharma A/S, is a limited liability company incorporated and domiciled in Denmark. The registered office is located in Copenhagen, Denmark. The interim condensed consolidated financial statements include the Company’s wholly owned German, United States and Danish subsidiaries Forward Pharma GmbH, Forward Pharma USA, LLC and Forward Pharma FA ApS, respectively. The Company’s Board of Directors authorized the issuance of the financial statements included herein on June 1, 2016.

The Company is a biopharmaceutical company preparing to initiate a Phase 3 clinical trial using FP187, a proprietary formulation of dimethyl fumarate (“DMF”), for the treatment of multiple sclerosis (“MS”) patients. Since the Company’s founding in 2005, it has worked to advance unique formulations of DMF as a therapeutic to improve the health and well-being of patients with immune disorders including MS. FP187, the Company’s clinical candidate, is a DMF formulation in a delayed and slow release oral dose that the Company plans to advance for the treatment of relapsing remitting MS (“RRMS”) and other immune disorders.

Section 1—Basis of Preparation

1.1 Accounting policies and basis of preparation

The interim condensed consolidated financial statements as of March 31, 2016 and for the three month periods ended March 31, 2016 and 2015 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting. The interim condensed consolidated financial statements do not include all the information and disclosures required in annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s 2015 Annual Report on Form 20-F (“Annual Report”) filed with the Unites States Securities and Exchange Commission on April 12, 2016. In the opinion of management, the interim condensed consolidated financial statements as of March 31, 2016 and for the three month periods ended March 31, 2016 and 2015 include all adjustments considered necessary for a fair presentation of the results of the interim periods presented. The statement of financial position as of December 31, 2015 included herein was derived from the audited consolidated financial statements included in the Annual Report but does not include all disclosures required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies disclosed in the Company’s audited consolidated financial statements included in the Annual Report are consistent with those used to prepare the accompanying interim condensed consolidated financial statements. The results of operations for the three months ended March 31, 2016 are not necessarily indicative of the results expected for the full year.

Unless otherwise stated, all amounts disclosed herein are in United States Dollars (“USD”) and are rounded to the nearest thousand (`000).

Adjustment to the March 31, 2015 Financial Statements

At the time the financial statements were originally prepared for the three months ended March 31, 2015, management estimated that there would be a tax obligation for 2015, and accordingly recognized a total tax expense of $789,000. The total tax expense included $764,000 that was reflected within the consolidated statement of profit and loss and $25,000 that was reflected within the consolidated statement of other comprehensive income (loss) in connection with the unrealized gain on available-for-sale financial assets. The tax accrual at March 31, 2015 was based on the estimated effective tax rate for the year (the “Effective Rate”) after considering the current period income, and the projected operating results for the balance of the year offset by available tax loss carryforwards.  Subsequent to issuing the financial statements for the three months ended March 31, 2015, it was determined that certain tax deductions related to the exercise of warrants and vesting of deferred shares were not properly considered when the Effective Rate was computed, which resulted in an over estimate of the Effective Rate. The effect of over estimating the Effective Rate on the originally furnished unaudited interim consolidated financial statements resulted in an over accrual of the tax provision at March 31, 2015 of $789,000.

Following the provisions of Staff Accounting Bulletin No. 99, including an analysis of quantitative and qualitative factors, management determined that the tax expense overstatement was not material to the unaudited interim consolidated financial statements as of and for the period ended March 31, 2015. However, if the adjustments to correct the tax expense had been recorded in the three months ended June 30, 2015, management believes the impact would have been significant to that period. Therefore, following the provisions of Staff Accounting Bulletin No. 108, management determined that it was appropriate to correct the unaudited interim consolidated financial statements as of and for the three months ended March 31, 2015. The correction was initially recorded and disclosed in the previously issued financial statements as of and for the three and six months ended June 30, 2015 that are included in Form 6-K for the month of September 2015.

The accompanying consolidated statement of profit and loss for the three months ended March 31, 2015 has been adjusted to reverse the tax over accrual resulting in an increase of net income in the period from $5.3 million, as originally reported, to $6.0 million. The net income per share basic increased from $0.11, as originally reported, to $0.13 after the adjustment, and the net income per share diluted increased from $0.11 as originally reported, to $0.12 after the adjustment. In addition, the consolidated statement of other comprehensive income (loss) has been adjusted to reverse the $25,000 of tax expense and to reflect a $25,000 foreign exchange translation loss adjustment that has also been reversed that had resulted when the Danish Kroner (“DKK”) tax liability was converted into the presentation currency or USD. The adjusted has had no effect on the consolidated statement of cash flows for the three months ended March 31, 2015.

1.2 New and Amendments to Accounting Standards

Standards effective in 2016:

The IASB issued new standards and amendments to standards and interpretations that are effective in 2016. None of these new or amended standards effected the Group’s financial statements. The Group has historically adopted standards relevant to the Group, when they become effective.

Section 2—Results for the Period

2.1 Net (loss) income per share

The following reflects the net (loss) income attributable to ordinary shareholders and share data used in the basic and diluted net (loss) income per share computations for each of the three month periods ended March 31, 2016 and 2015:

	Three Month Periods Ended March 31,
	2016	2015
	USD	USD

Net (loss) income attributable to ordinary shareholders of the Parent used for computing basic and diluted per share amounts	(16,851)	6,026

Weighted average number of ordinary shares used for basic per share amounts	46,872	46,514
Dilutive effect of outstanding options, warrants and deferred shares	—	2,493
Weighted average number of ordinary shares used for diluted per share amounts	46,872	49,007

Net (loss) income per share basic	(0.36)	0.13
Net (loss) income per share diluted	(0.36)	0.12

Amounts within the table above are in `000 except per share amounts

Basic per share amounts are calculated by dividing the net (loss) income for the period attributable to ordinary shareholders of the Parent by the weighted average number of ordinary shares outstanding during the period. The diluted per share amounts are calculated by dividing the net (loss) income for the period attributable to ordinary shareholders of the Parent by the weighted average number of ordinary shares outstanding during the period increased by the dilutive effect of the assumed issuance of deferred shares and exercise of outstanding options and warrants. The dilutive effect of the assumed issuance of deferred shares and exercise of outstanding options and warrants includes adjustments for the proceeds to be received upon the exercise of outstanding options and warrants and share-based compensation associated with unvested deferred shares, options and warrants. As a result of the Company incurring a loss for the three month period ended March 31, 2016, the potential shares issuable related to outstanding deferred shares, options and warrants have, however, been excluded from the calculation of diluted loss per share as the effect of such shares is anti-dilutive.

2.2 Foreign currency transaction (loss) gain and translation gain (loss)

During the three month periods ended March 31, 2016 and 2015, the Group recognized within the statement of profit and loss a foreign exchange rate (loss) and gain of $(4.3) million and $14.3 million respectively. The foreign exchange (loss) gain is primarily related to the Parent holding cash, cash equivalents and available-for-sale financial assets that are denominated in USD (collectively “USD Assets”) while the Parent’s functional currency is the DKK. The foreign exchange loss for the three months ended March 31, 2016 is the result of the weakening of the USD compared to the DKK during the period that is reflected as a non-cash foreign exchange loss when the USD Assets are converted to DKK at period end. For the three months ended March 31, 2015, the foreign exchange gain was result of the strengthening of the USD compared to the DKK during the period that is reflected as a non-cash foreign exchange gain when the USD Assets are converted to DKK at period end.

During the three month periods ended March 31, 2016 and 2015, the Group recognized within the statement of other comprehensive income (loss) a non-cash translation gain (loss) of foreign operations of $7.3 million and $(26.4) million respectively. The non-cash translation gain (loss) of foreign operations included in other comprehensive loss results from the Group electing to use the USD as its reporting currency whereby all the Group’s assets, liabilities, income and expense items that are denominated in DKK or Euros (“EUR”) are translated to USD. The DKK and EUR assets and liabilities are translated to USD at the period end rate while DKK and EUR income and expense items are translated to USD at the average rate for the period. The translation of the Group’s assets, liabilities, income and expense from DKK or EUR to USD results in a gain when the DKK and the EUR strengthen against the USD and a loss when the DKK and the EUR weaken against the USD.

Section 3—Operating Assets and Liabilities

3.1 Prepaid expenses

	March 31, 2016	December 31, 2015
	USD `000	USD `000
Advanced payments to contract research and manufacturing organizations	1,121	4,430
Other	586	618
Total	1,707	5,048

3.2 Other receivables

	March 31, 2016	December 31, 2015
	USD `000	USD `000
Value added tax receivables	547	443
Accrued interest income	400	231
Other receivables (primarily an amount due from a contract research organization)	2,884	15
Total	3,831	689

3.3 Trade payables and accrued expenses

	March 31, 2016	December 31, 2015
	USD `000	USD `000
Trade payables	3,726	3,986
Accrued expenses	2,227	2,225
Total	5,953	6,211

Section 4—Capital Structure and Related Items

4.1 Financial assets and liabilities

Recognized financial instruments

The Group has recognized the following categories of financial assets and liabilities.

Financial assets:

Loans and receivables as of March 31, 2016 and December 31, 2015

	March 31, 2016		December 31, 2015
	Carrying amount	Fair value	Carrying amount	Fair value
	USD `000	USD `000	USD `000	USD `000

Other receivables	3,831	3,831	689	689
Total	3,831	3,831	689	689

Available-for-Sale Financial Assets as of March 31, 2016 and December 31, 2015

	March 31, 2016		December 31, 2015
Included in current assets	Carrying amount	Fair value	Carrying amount	Fair value
	USD `000	USD `000	USD `000	USD `000
Germany	17,881	17,881	17,223	17,223
United Kingdom	4,270	4,270	4,438	4,438
United States	20,025	20,025	19,976	19,976
Total	42,176	42,176	41,637	41,637

The face values of the German, United Kingdom and United States available-for-sale financial assets are approximately 15.6 million EUR, 2.9 million British Pounds (“GBP”) and 20.0 million USD.

	March 31, 2016		December 31, 2015
Included in non-current assets	Carrying amount	Fair value	Carrying amount	Fair value
	USD `000	USD `000	USD `000	USD `000
Germany	45,375	45,375	43,558	43,558
United Kingdom	1,808	1,808	1,855	1,855
United States	37,553	37,553	37,333	37,333
Total	84,736	84,736	82,746	82,746

The face values of the German, United Kingdom and United States available-for-sale financial assets are approximately 39.3 million EUR, 1.2 million GBP and 37.5 million USD.

Financial Liabilities:

Financial liabilities at amortized cost as of March 31, 2016 and December 31, 2015

	March 31, 2016		December 31, 2015
	Carrying amount	Fair value	Carrying amount	Fair value
	USD `000	USD `000	USD `000	USD `000
Trade payables	3,726	3,726	3,986	3,986
Total	3,726	3,726	3,986	3,986

Fair value of trade payables is deemed to be their carrying amount based on payment terms that are generally 30 days.

Cash, cash equivalents and available-for-sale financial assets:

The Company’s cash and cash equivalents are held primarily at one bank in Denmark with a Moody’s long-term credit rating of Aa3. The Company’s available-for-sale financial assets are invested in government instruments with maturities not exceeding three years that are carried at fair value based on price quotations at the reporting date. Moody’s credit rating of each of the individual governments is Aa1 or better.

Valuation hierarchy:

Financial instruments recognized at fair value are allocated to one of the following valuation hierarchy levels of IFRS 13:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities. The Company’s available-for-sale financial assets meet the definition of Level 1.

Level 2: Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly. The Group does not have financial instruments allocated to this level as of March 31, 2016 or December 31, 2015.

Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data. The Group does not have financial instruments allocated to this level as of March 31, 2016 or December 31, 2015.

For all periods presented there were no transfers of financial instruments between Levels 1, 2 or 3.

Section 5—Other Disclosures

5.1 Related party disclosures

The Company is controlled by NB FP Investment K/S and affiliates (collectively “NB”). The ultimate controlling party of the Company is Mr. Florian Schönharting who controls NB.

A Director of the Company, who was elected to the Board of Directors on July 20, 2015, was a partner in the law firm that provided Danish legal services to the Group. As of January 1, 2016 the Director became a partner in another Danish law firm, which now provides Danish legal services to the Group. The Director serves on the Company’s Board of Directors in his individual capacity and not as a representative of any of the law firms.

Beginning in 2013, the Company was part of a Danish joint tax scheme with Tech Growth Invest ApS and subsidiaries of Tech Growth Invest ApS. The Company’s participation in the Tech Growth Invest ApS Danish joint tax group ceased on January 1, 2016. On January 1, 2016, the Company became part of a new Danish joint taxation scheme with NB FP Investment General Partner ApS and Forward Pharma FA ApS (the Company’s wholly owned subsidiary). See Note 5.2 for additional information.

The following tables provide the total amount of transactions that have been entered into with related parties for the relevant periods and the amounts due to or from related parties.

	Three months ended March 31,
	2016	2015
	USD `000	USD `000
Purchase of services performed by a related party	21	24
Danish legal services rendered by a related party while a Director	210	—

	March 31, 2016	December 31, 2015
	USD `000	USD `000

Amounts owed to related parties	291	24
Amounts owed by related parties	—	—

Terms and conditions of transactions with related parties

The purchases from related parties are made at terms equivalent to those that prevail in arm’s length transactions. Amounts payable to related parties are uncollateralized and interest free. There have been no guarantees provided or received for any related party receivables or payables. For the three month periods ended March 31, 2016 and 2015, the Group had no receivables relating to amounts owed by related parties.

Transactions with key management and the board of directors

The Group has not granted any loans, guarantees, or other commitments to or on behalf of any of the members of the board of directors or key management personnel.

Other than the amounts disclosed above and the remuneration paid for services rendered, including share-based compensation, no other transactions have taken place with members of the board of directors or key management personnel during the periods presented herein.

5.2 Contingent liabilities

Contingent liabilities are liabilities that arose from past events but whose existence will only be confirmed by the occurrence or non-occurrence of future events that in many situations are beyond the Groups’ control.

Forward Pharma GmbH received a government grant totaling €3.8 million that subsidized certain product development costs incurred by the Group during the period from March 2007 to December 2012. The grant plus interest is contingently repayable under certain defined conditions. As of March 31, 2016, the contingent repayment liability, including interest, is €4.4 million or approximately $5.0 million based on the March 31, 2016 exchange rate. As it has been determined that the government grant has not become repayable under International Accounting Standard No. 20 Accounting for Government Grants and Disclosure of Government Assistance, the accompanying financial statements do not include any financial liability related to this contingency.

During the period January 19, 2013 to December 31, 2015 (“Joint Taxation Period”), the Company was subject to a Danish joint taxation scheme with Tech Growth Invest ApS and entities under Tech Growth Invest ApS’s control (collectively “Tech Growth”). A subsidiary of Tech Growth Invest ApS experienced a change in ownership on December 31, 2015. The effect of the change in ownership resulted in the year ended December 31, 2015 being the final year that the Company was part of the joint taxation scheme with Tech Growth. On January 1, 2016, the Company became part of a new Danish joint taxation scheme with NB FP Investment General Partner ApS and Forward Pharma FA ApS (the Company’s wholly owned subsidiary). The Company remains liable with other entities in the joint taxation scheme with Tech Growth Invest ApS for Tech Growth’s Danish tax liabilities that can be allocated to the Joint Taxation Period and is liable with NB FP Investment General Partner ApS and Forward Pharma FA ApS for Danish tax liabilities resulting from the newly formed joint taxation scheme.

The German tax authorities commenced an audit of the tax returns of Forward Pharma GmbH (“FP GmbH”) for each of the years in the three year period ended December 31, 2012. The audit is ongoing and no assessment has been received from the German tax authorities. As of March 31, 2016 and December 31, 2015, the Group has not recognized within the consolidated financial statements either a deferred tax asset in connection with FP GmbH’s unused tax loss carryforwards or a provision for any potential loss resulting from the completion of the tax audit (if any) as the criteria for recognition of a deferred tax assets or any tax liability have not been met.

Aditech Pharma AG is considered to be a related party of the Company due to control over Aditech Pharma AG by NB. In 2004, a private Swedish company Aditech Pharma AB (together with its successor-in-interest, a Swiss company Aditech Pharma AG, “Aditech”), controlled by NB, began developing and filing patents for, among other things, formulations and dosing regimens of DMF. In 2005, the Company entered into a patent license agreement with Aditech to license this patent family from Aditech. In 2010, the Company acquired this patent family from Aditech pursuant to a patent transfer agreement which replaced the patent license agreement. Under the Company’s agreement with Aditech, the Company obtained, among other things, Aditech’s patents and associated know-how related to DMF formulations and delivery systems (the “Aditech IP”), subject to both diligence and minimum annual expenditure (€1 million per year) obligations on the part of the Company. Aditech has the option to receive back, for no consideration, all of the Company’s DMF related assets (which include patent and other rights related to DMF, including FP187) should the Company fail to satisfy these obligations. The Company is required to pay Aditech a royalty of up to 2% of net sales generated from the Company’s DMF products and processes, regardless of whether such net sales are generated by the Company or its affiliates, assignees or licensees. Included in the determination of the Company’s payment to Aditech is any cash or non-cash consideration generated from the Company’s DMF products and processes and received by the Company or its assignees, affiliates and licensees. Further, the Company’s agreement with Aditech gives Aditech a 90-day right of first offer to acquire non-DMF related intellectual property assets that the Company might choose to sell. Our annual expenditures related to our DMF formulations and delivery systems are expensed as incurred. To date, the Group has not incurred the royalty; however, in the future if we were to realize net sales or other income, as defined, from the Aditech IP, the royalty would be expensed in the period when the net sales are recognized in our operating results.

5.3 Events after the reporting period

Subsequent to March 31, 2016 there were no events that were required to be reported except that on May 6, 2016 two new board members were elected to the Company’s board of directors. One of the new directors executed a four-year consulting agreement with the Company in September 2015 and received 25,000 deferred shares that vest in equal increments annually over four years.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the unaudited condensed consolidated interim financial statements, including the notes thereto, included elsewhere herein as well as our Annual Report on form 20-F filed with the Securities and Exchange Commission on April 12, 2016 that includes our audited consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, risk factors as well as other important information about the Group. The following discussion is based on our unaudited condensed consolidated financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which might differ in material respects from generally accepted accounting principles in other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in forward-looking statements.

Overview

Forward Pharma A/S, is a limited liability company incorporated and domiciled in Denmark. The registered office is located in Copenhagen, Denmark. The interim condensed consolidated financial statements include the Company’s wholly owned German, United States and Danish subsidiaries Forward Pharma GmbH, Forward Pharma USA, LLC and Forward Pharma FA ApS, respectively. The Company’s Board of Directors authorized the issuance of the financial statements included herein on June 1, 2016.

The Company is a biopharmaceutical company preparing to initiate a Phase 3 clinical trial using FP187, a proprietary formulation of dimethyl fumarate (“DMF”), for the treatment of multiple sclerosis (“MS”) patients. Since the Company’s founding in 2005, it has worked to advance unique formulations of DMF as a therapeutic to improve the health and well-being of patients with immune disorders including MS. FP187, the Company’s clinical candidate, is a DMF formulation in a delayed and slow release oral dose that the Company plans to advance for the treatment of relapsing remitting MS (“RRMS”) and other immune disorders.

Unless otherwise stated, all amounts disclosed herein are in United States Dollars (“USD”).

Adjustment to the March 31, 2015 Financial Statements

At the time the financial statements were originally prepared for the three months ended March 31, 2015, management estimated that there would be a tax obligation for 2015, and accordingly recognized a total tax expense of $789,000. The total tax expense included $764,000 that was reflected within the consolidated statement of profit and loss and $25,000 that was reflected within the consolidated statement of other comprehensive income (loss) in connection with the unrealized gain on available-for-sale financial assets. The tax accrual at March 31, 2015 was based on the estimated effective tax rate for the year (the “Effective Rate”) after considering the current period income, and the projected operating results for the balance of the year offset by available tax loss carryforwards.  Subsequent to issuing the financial statements for the three months ended March 31, 2015, it was determined that certain tax deductions related to the exercise of warrants and vesting of deferred shares were not properly considered when the Effective Rate was computed, which resulted in an over estimate of the Effective Rate. The effect of over estimating the Effective Rate on the consolidated financial statement of profit and loss resulted in an over accrual of the tax expense for the three months ended March 31, 2015 of $764,000.

The accompanying Management and Discussion and Analysis for the three months ended March 31, 2015 has been adjusted to reverse the tax over accrual resulting in an increase of net income in the period from $5.3 million, as originally reported, to $6.0 million. The adjustment has no effect on the consolidated statement of cash flows for the three months ended March 31, 2015. See Note 1.1 in the accompanying unaudited interim condensed consolidated financial statements for additional information.

Liquidity

As of March 31, 2016, the Group had $170.8 million in cash, cash equivalents and available-for-sale financial assets. The Group has experienced recurring operating losses and negative cash flow from operations and expects these conditions to continue for the foreseeable future. Management believes, based on current estimates, that cash, cash equivalents and available-for-sale financial assets held at March 31, 2016 will provide adequate funding to allow the Group to meet its planned operating activities, including increased levels of research and development activities, in the normal course of business beyond the next twelve months. Unforeseen expenses or other usages of cash could negatively impact management’s planned operating activities resulting in the use of our capital resources sooner than we currently expect. The Group will need to raise funds to complete the development and commercialization of FP187. Such funding could be in the form of either additional equity or debt financing or in exchange for product rights in all or certain markets. There can be no assurances that the Group will be able to obtain additional financing if needed in the future. The long-term success of the Group will be based on successfully commercializing FP187 and defending its intellectual property. There can be no assurance that the Group will commercialize a product, achieve or sustain positive cash flows from operations or become profitable. See “Funding Requirements” below and our Annual Report on form 20-F for additional information.

Results of Operations

Comparison of the three month periods ended March 31, 2016 and 2015

	Three month periods ended March 31,
	2016	2015	Change
		(USD in thousands)

Research and development costs	(9,682)	(4,320)	(5,362)
General and administrative costs	(2,958)	(4,069)	1,111
Operating loss	(12,640)	(8,389)	(4,251)
Foreign exchange rate (loss) gain	(4,291)	14,310	(18,601)
Interest income	102	108	(6)
Other finance costs	(22)	(3)	(19)
Net (loss) income for the period	(16,851)	6,026	(22,877)

Research and development costs for the three month periods ended March 31, 2016 and 2015

Research and development costs for the three month periods ended March 31, 2016 and 2015 were $9.7 million and $4.3 million, respectively. The increase in research and development costs for the three months ended March 31, 2016 of $5.4 million was primarily related to increased costs to register and safeguard our intellectual property and higher share-based compensation. Fees to patent advisors and other patent-related costs increased from $1.1 million in the three month period ended March 31, 2015 to $4.5 million in the three month period ended March 31, 2016. Fees to patent advisors and other patent-related costs include the cost to conduct the interference case at the U. S. Patent and Trademark Office involving Biogen, Inc.’s U.S. Patent No. 8,399,514 as well as opposition proceedings with the European Patent Office in Europe. Share-based compensation increased from $120,000 in the three month period ended March 31, 2015 to $2.0 million in the three month period ended March 31, 2016 as the result of equity awards granted during the three months ended March 31, 2016 and the year ended December 31, 2015 to employees and consultants involved in research and development activities.  We anticipate that our rate of spend for research and development will increase in future periods as our clinical and pharmaceutical development programs and our patent prosecution (including our interference proceeding) advance.

General and administrative costs for the three month periods ended March 31, 2016 and 2015

General and administrative costs for the three month periods ended March 31, 2016 and 2015 were $3.0 million and $4.1 million, respectively. The decrease in general and administrative costs in the three month period ended March 31, 2016 of $1.1 million resulted principally from a reduction in share-based compensation from $2.0 million in the three month period ended March 31, 2015 to $1.6 million in the three month period ended March 31, 2016 in connection with equity awards issued during the years ended December 31, 2015 and 2014 that included graded vesting provisions resulting in expense recognition that decreases in the latter years of vesting.

In addition, we experienced decreased legal, accounting and consulting fees during the three-month period ended March 31, 2016 compared to the same period in 2015 as the nature and timing of these activities lessened in the three month period ended March 31, 2016 compared to the corresponding period in 2015. We expect our quarterly rate of general and administrative spending will increase in the future as we expand our business, enhance our personnel and advance our intellectual property portfolio including expenditures in connection with the lawsuit against Biogen Idec GmbH, Biogen Idec International GmbH and Biogen Idec Ltd. (collectively “Biogen”) in the Regional Court in Dusseldorf, Germany, asserting infringement by Biogen’s marketing of Tecfidera® in Germany.

Non-operating income (expense) for the three month periods ended March 31, 2016 and 2015

During the three month period ended March 31, 2016, the Group recognized a foreign exchange loss of $4.3 million. The $4.3 million non-cash foreign exchange loss resulted primarily from the Parent holding over $86 million in cash, cash equivalents and available-for-sale financial assets that are denominated in USD (collectively “USD Assets”) while the Parent’s functional currency is the DKK. The loss is the direct result of the weakening of the USD compared to the DKK during the period that is reflected as a non-cash foreign exchange loss when the USD Assets are converted to DKK at March 31, 2016. During the three month period ended March 31, 2015, the Company recognized a non-cash foreign exchange gain of $14.3 million. The $14.3 million foreign exchange gain resulted primarily from the strengthening of the USD compared to the DKK during the period that is reflected as a non-cash foreign exchange gain when the USD Assets are converted to DKK at March 31, 2015.

During the three month periods ended March 31, 2016 and 2015, the Company recognized interest income from available-for-sale financial assets of $102,000 and $108,000, respectively.

Liquidity and Capital Resources

Cash flows

Comparison of the three month periods ended March 31, 2016 and 2015

Our cash and cash equivalents as of March 31, 2016 and 2015 were $43.9 million and $38.4 million, respectively. The table below summarizes our consolidated statement of cash flows for each of the three month periods ended March 31, 2016 and 2015:

	Three month periods ended March 31,
	2016	2015
	(USD in thousands)
Net cash flows used in operating activities	(8,880)	(5,081)
Net cash flows used in investing activities	(29)	(126)
Net (decrease) in cash and cash equivalents	(8,909)	(5,207)
Net foreign exchange differences	528	(1,776)
Cash and cash equivalents beginning of period	52,269	45,349
Cash and cash equivalents end of period	43,888	38,366

Net cash flows used in operating activities increased to $8.9 million in the three month period ended March 31, 2016 from $5.1 million in the three month period ended March 31, 2015. The increase in 2016 in cash used in operating activities is primarily due to an increase in research and development costs as discussed above.

Cash flows used in investing activities during the three month periods ended March 31, 2016 and 2015 related to the purchase of equipment totaling $29,000 and $126,000, respectively.

Funding requirements

We believe that the cash, cash equivalents and available-for-sale financial assets will enable us to fund our operating expenses and capital expenditure requirements beyond the next 12 months.  We have based this belief on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.  We have no long-term financial commitments, such as lines of credit or guarantees, which are expected to affect our liquidity, other than an office lease, which we consider immaterial.

Our present and future funding requirements will depend on many factors, including, among other things:

•                  successful planning and implementation of the required clinical development programs for FP187;

•                  our efforts to secure and protect our intellectual property;

•                  our product development and need to increase production capacity to commercial scale through our contract manufacturing organizations;

•                  capital expenditures for manufacturing equipment that may be needed to meet production requirements of FP187 tablets;

•                  technology transfer in connection with our efforts to identify additional contract manufacturing organizations to provide DMF and FP187 tablets and costs to increase capacity;

•                  the scope and timing of our pre-clinical and clinical testing programs; and

•                  the continued growth and development of our internal organization and structure needed for a public company, including the hiring of additional personnel and developing appropriate policies and procedures.

Capital Expenditures

Our capital expenditures in the past have not been significant and we currently do not have any significant capital expenditures planned for 2016; however, it is possible that we may need to acquire additional manufacturing equipment in the near-term that would be placed in service at our contract manufacturers to be used on our behalf to manufacture FP187 tablets.  It is uncertain at this time what, if any, manufacturing equipment we may need to acquire.  The timing and amount of any manufacturing equipment purchases we make in the future will be determined based on the terms and conditions of any long-term supply contracts we may enter into with our contract manufacturers. We currently do not have any long-term supply agreements with our vendors; however, it is possible we will execute such agreements in the future.

Contingent Liabilities

See Note 5.2 (Contingent liabilities) to the accompanying Unaudited Interim Condensed Consolidated Financial Statements.

Critical Accounting Policies

There have been no significant changes to the critical accounting policies as disclosed in our Annual Report on Form 20-F that was filed with the Securities and Exchange Commission on April 12, 2016.

Quantitative and Qualitative Disclosures about Financial Risks

We are exposed to a variety of financial risks: market risk (including foreign exchange risk and interest rate risk), credit risk and liquidity risk.

Market risk

Foreign currency exchange rate risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the USD, the GBP, and the EUR. The Company’s functional currency is the DKK, our wholly owned subsidiary Forward Pharma GmbH’s functional currency is the EUR, our wholly owned subsidiary Forward Pharma USA, LLC’s functional currency is the USD and our wholly owned subsidiary Forward Pharma FA ApS’s functional currency is the DKK. Our expenses to date have been largely denominated in GBP, in USD, in DKK, and in EUR and, therefore, we are impacted by changes in foreign currency exchange rates.

As of March 31, 2016, we have invested $126.9 million in interest bearing available-for-sale financial assets issued by the governments of Germany, the United Kingdom and the United States with maturities not exceeding three years. While we intend to structure the currencies and maturities of these investments to be consistent with our projected cash requirements, strengthening or weakening of the USD, the DKK, the GBP or the EUR could have a material impact, which could be negative, on our financial position and results of operations. Included in operating results for the three month period ended March 31, 2016 was a non-cash foreign exchange loss of $4.3 million that resulted primarily from the weakening of the USD compared to the DKK. During the three month period ended March 31, 2015, the USD strengthened compared to the DKK resulting in the recognition in operating results of a non-cash foreign exchange gain of $14.3 million. Future foreign exchange rate changes will likely result in volatility in our reported profits and losses that potentially could result in material losses.

We do not believe there is currently a need to enter into specific contracts to reduce the exposure to changes in foreign exchange rates, such as by entering into options or forward contracts. We may in the future consider using options or forward contracts to manage currency transaction exposures.

We estimate a 10% increase in the value of the USD relative to the EUR and the DKK would have decreased our net loss for the three months ended March 31, 2016 by $1.6 million. We estimate a 10% decrease in the value of the USD relative to the EUR and the DKK during the three months ended March 31, 2016 would have increased our net loss by $1.6 million.

Interest rate risk

Our investment strategy is to protect principal and accordingly, we invest in only highly rated financial instruments with maturities not exceeding three years. We do not use financial instruments for trading or speculative purposes and plan to hold our investments until they mature. If interest rates rise in the future it could, however, negatively impact our financial position and could result in realized losses if we need to dispose of an investment before it matures.

Credit Risk

Our investment criteria require preservation of capital by investing in a diversified group of highly rated debt instruments. The Company’s cash and cash equivalents are held primarily at one bank in Denmark with a Moody’s long-term credit rating of Aa3. The Company’s available-for-sale financial assets are invested in government instruments with maturities not exceeding three years that are carried at fair value based on price quotations at the reporting date. Moody’s credit rating of each of the individual governments is Aa1 or better.

Liquidity Risk

We believe that our cash, cash equivalents and available-for-sale financial assets held at March 31, 2016, will enable us to fund our operating expenses and capital expenditure requirements beyond the next twelve months.

RECENT DEVELOPMENTS

Recent IP progress and outlook

In the first quarter of 2016, we continued to advance our intellectual property portfolio. The following summarizes the current status of and recent developments concerning several of our most important U.S. and European patents and patent applications:

•                  On August 19, 2015, the USPTO re-declared the interference between Forward Pharma and a subsidiary of Biogen, Inc.  regarding claims to the treatment of multiple sclerosis, or MS, with a 480 mg daily dose of DMF, the active ingredient in Tecfidera®.  The USPTO confirmed Forward Pharma as the senior party based on having an earlier benefit date of our U.S. Patent Application No. 11/576,871. Biogen was deemed the junior party with respect to its U.S. Patent No. 8,399,514.  In August 2015, the parties filed priority statements and motions related to validity and benefit.  The parties filed oppositions to motions on June 1, 2016, and an oral argument is scheduled for November 30, 2016.

•                  On November 18, 2014, we filed a lawsuit against Biogen Idec GmbH, Biogen Idec International GmbH and Biogen Idec Ltd. in the Regional Court in Düsseldorf, Germany, asserting infringement of our utility model by Biogen’s marketing of Tecfidera® in Germany with a label instructing a daily dose of 480 mg for the treatment of MS. On May 22, 2015, we expanded the existing lawsuit to include the assertion of infringement of our European patent EP2801355 (the “‘355 patent”). The ‘355 patent covers, among other things, the treatment of MS with 480 mg per day of DMF using pH-controlled compositions, which have an enteric coating. We seek damages for Biogen’s sales of Tecfidera® in Germany.  If the court agrees with our assertion, we expect the court will declare that we would be entitled to damages and/or compensation for unjust enrichment. An oral hearing in Germany originally scheduled for March 24, 2016 at the Regional Court in Düsseldorf has been stayed (i.e. postponed) under a mutual agreement between the two parties. That stay will expire, in the case of the ‘355 patent, upon an initial decision in the European Patent Office (EPO) opposition proceedings against the ‘355 patent, and in the case of the utility model, upon a decision in both the ‘355 EPO opposition proceedings and the utility model cancellation proceedings before the German Patent Office.  In relation to the ‘355 patent, eleven oppositions were filed at the EPO.  A reply to these oppositions is currently due by August 16, 2016.

•                  On May 11, 2016, the European Patent Office (EPO) granted our European Application EP12193798.1, which was thereby assigned patent number EP2564839.  This patent contains claims directed to a pharmaceutical formulation in the form of an erosion matrix tablet having a particular composition and will expire in 2030. FP187 is an erosion matrix formulation that falls within the granted claims.  The grant of the patent triggers a nine-month window for opponents to oppose the patent. A separate patent in our erosion matrix patent family, EP2379063 (covering matrix formulations with a thin enteric coating), has been upheld by the Opposition Division of the EPO following a hearing on April 5, 2016.  Multiple third parties, including Biogen, had opposed the patent.  One or more of the opponents may appeal this decision.

Clinical and nonclinical progress and outlook

Our development plan for our lead drug, FP187, is focused on the RRMS indication. In consultation with a clinical research organization, we are continuing to prepare for a single beta interferon-controlled Phase 3 trial in RRMS. In parallel, we are evaluating alternative Phase 3 clinical strategies in RRMS, which could shorten our time to commercialization and/or reduce costs. We expect to complete these evaluations during 2016, in anticipation of beginning the Phase 3 trial in the second half of 2016.

We are currently performing additional Phase 1 studies on FP187 to evaluate its in vivo release profile as well as tolerability.

Our nonclinical development plan for our lead drug, FP187, is designed to support full regulatory submissions with a complete toxicology package.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORWARD PHARMA A/S

Date: June 2, 2016	By:	/s/Joel Sendek
Joel Sendek
Chief Financial Officer